Jingwei International Limited Unit 701-702, Building 14, Keji C. Rd. 2nd, Software Park, Nanshan District, Shenzhen, 518057, China

August 14, 2009

Mr. Stephen G. Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re	Jingwei International Limited
Form 10-K For the Year Ended December 31, 2008
Form 10-K/A For the Year Ended December 31, 2008
Forms 8-K Filed on February 6, 2009 and February 17, 2009
File No.  000-51725

Dear Mr. Krikorian:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”) of Jingwei International Limited, a Nevada corporation (the “Company” or “Jingwei”). The 10-K responds to the comments set forth in the Staff’s letter dated July 31, 2009 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Form 10K/A (Amendment No.  1) For the Year Ended December 31 2008

Results of Operations

Data mining.  page 33

1.
We note your statement that the 143% increase in revenue was the primary driver in contributing to your overall performance in 2008 and offset the seasonal fluctuations in the Consumer Electronic Sales sector.”  Your response to prior comment 10 suggests that all revenue previously recognized on a gross basis, and classified as Consumer Electronics Sales is now reported on a net basis and classified as Data mining revenue.  Please tell us the amount of each component or type of sales that are included in 2008 Data mining revenues.  Please also quantify in your response the “seasonal fluctuation” to which you refer in your discussion of changes in Data mining revenues and explain how this fluctuation was computed given the change from gross to net reporting that occurred during 2008.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
August 14, 2009

In response to your request for the amount of each component or type of sale included in 2008’s  data mining revenue, please see the table below:

	Consumer Electronic Sales Segment	% of Total Data mining Revenue	Data mining Segment	Total Data mining Revenue
2008 Q1	$330,858	10.16%	$2,925,383	$3,256,241
2008 Q2	458,172	7.15%	5,948,681	6,406,853
2008 Q3	573,489	9.62%	5,385,705	5,959,194
2008 Q4	561,168	19.25%	2,353,473	2,914,641
2008 Total	$1,923,687	10.38%	$16,613,242	$18,536,929

The table below shows sales by segment for 2008 compared to 2007:

	Years Ended December 31
	2008		2007		% of Change YOY 08&07
	(In thousands, except percentage)
Net Revenues
Data mining	$16,613	60%	$7,603	31%	119%
Consumer Electronic	1,924	7%	10,440	43%	(82)%
Sub-total	18,537	67%	18,043	74%	3%
Software	9,345	33%	6,389	26%	46%

Total net revenues	$27,882	100%	$24,432	100%	14%

Mr. Stephen G. Krikorian
Securities and Exchange Commission
August 14, 2009

In the disclosures on page 33 of Amendment No.1, we indicated that sales from the Data mining segment increased by 143% in 2008 compared to 2007 and that Data mining segment was the primary contributor to the Company’s overall performance and offset the seasonal fluctuations in the Consumer Electronic Sales segment.  We would like to clarify that the 143% was computed based on the total of sales from the Data mining and Consumer Electronic Sales segments in 2008 compared to sales from the Data mining segment in 2007 excluding the Consumer Electronic Sales segment.  Based on the table above, the Data mining sector (excluding Consumer Electronic Sales) experienced a 119% increase in revenue year over year instead of 143%. This increase was offset by a decrease in Consumer Electronic Sales by 82% year over year. The “seasonal fluctuation” refers to this decrease. However, as the decrease is due to a change in basis of recording from gross to net, we would like to clarify that the ‘seasonal fluctuation” is not an accurate explanation for the decrease in Consumer Electronic Sales. The disclosure on page 33 of Amendment No. 2 has been revised to incorporate the above comments and the necessary correction.

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 36

2.
We note from your response to prior comment 3 that you intend to comply with our comment in future filings.  We also note, however, that no such revisions were included in Amendment No. 1. Please confirm that you will provide conforming disclosure in future filings, including any future amendments to this Form 10-K/A.

The disclosure on page 36 of Amendment No. 2 has been revised in accordance with the Staff’s comment.

Revenue Recognition

Software and system services, page F-15

3.
We are considering your response to prior comment 8, however, you have not addressed our comment in its entirety.  In this regard, although your response describes arrangements for the sale of software products and related maintenance services that are integral to these arrangements, your revenue recognition disclosures continue to state that you account for these arrangements in accordance with SAB 104.  Further, as these arrangements contain what appear to be two distinct elements, that is, software and maintenance, it is unclear to us why you do not consider these multiple-element arrangements under SOP 97-2.  That is, please tell us how you determined that these arrangements are outside of the scope of SOP 97-2.  Your response should address, at a minimum, your consideration of paragraph 2 of that standard.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
August 14, 2009

These arrangements are determined to be outside of the scope of SOP 97-2 because the maintenance services included in the contract are incidental to the contract as a whole based on the following:

1.
The software is the major element that was sold and the one-year warranty service is an integral part of the arrangement provided in the first year of contract. This arrangement has no value to the customers on a stand-alone basis. The software is customized for our customers and the one-year warranty service are designed and provided solely in connection with the usage of the software customized for the particular customer.

2.
No postcontract customer support is provided beyond the one-year warranty period offered in the contract unless customers sign a separate maintenance contract. The revenue from such contracts would be accounted for separately.

3.
Most of the warranty services could be provided remotely and based on historical data, the costs of such services provided are insignificant relative to the costs of the software and system service projects.

The disclosure on page F-15 of Amendment No. 2 has been revised to include the comment that revenue is recognized in accordance with SOP 97-2 and that the software and system services sale arrangements do not have multiple deliverables.

4.
Please explain the revenue recognition pattern that results from the application of your revenue recognition policy.  In this regard, it is unclear from your disclosures what the timing of your revenue recognition related to software and system services is.  Tell us whether revenue is recognized on a straight-line basis or by some other method.

Typically, our software and system services projects take more than three months to complete. Accordingly, the revenue is recognized based on percentage-of-completion method. The percentage of work done is determined based on milestones agreed in the contract and percentage of total contract value due to be paid upon achievement of such milestones. The amount due to be paid after achievement of certain milestones agreed in the contract generally reflects the progress of work done at that point.

The disclosure on page F-15 of Amendment No. 2 has been revised to incorporate the determination of timing and amount of revenue recognition.

5.
With regard to your statement that your maintenance services do not qualify as PCS as defined by SOP 97-2, we note that in the second paragraph of your response to prior comment 8 you state that you “provide remote upgrades and enhancements as part of normal maintenance for the software delivered to the customers as part of the original contract arrangement” Please explain how this differs from the definition of PCS set forth in paragraph 36 of SOP 97-2.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
August 14, 2009

 In response to prior comment 8, we mentioned that we “provide remote upgrades and enhancements as part of normal maintenance for the software delivered to the customers as part of the original contract arrangement”.  We would like to clarify that the “upgrades and enhancements” here do not refer to any changes made to or replacement of software to improve the characteristic or bring the system up-to-date.  It refers to the support we provide to our customers to help them solve problems encountered while they are operating the software. The Company provides this service as part of the maintenance service included in the contract for the initial first year. The cost of such service is insignificant relative to the costs of the total contract.

6.
Refer to your statement that a customer requesting “separate maintenance service” will be charged annual fees equivalent to 10% of the total original contract value.  Please confirm whether you are referring to the renewal of the maintenance arrangement that is included without charge in the original arrangement.  You state that most of your customers do not choose this option.  Tell us whether these customers continue to receive maintenance following the end of the first year following the license purchase.

This statement refers to maintenance services including bug fixes and upgrades for subsequent years after the initial first year warranty service.  Our customers do not receive such maintenance services after the completion of initial first year warranty service as the original contracts do not provide for such services. If our customers want to continue after the end of the first year, they must purchase and sign a separate contract with us, but, as disclosed, most do not and therefore do not receive maintenance following the end of the first year following the license purchase.

7.
We are considering your response to prior comment 9, wherein you state that “management can extend payment terms to some customers who are qualified business partners when necessary, but no more than 7 months at a time. It is unclear from this statement exactly what your normal and customary payment terms are.  That is, at an arrangement’s inception, tell us whether your normal and customary payment terms are and if such amounts may be extended by management for “no more than 7 months at a time.” If this is the case, tell us how you are able to determine what your normal and customary payment terms are.  Further, describe for us your history of extending payment terms and demonstrate your history of collecting such amounts.  In your response please refer to how you determine whether your fees are fixed and determinable in the context of the accounting literature.  As previously requested, describe how your policy satisfies the guidance of paragraphs 27 through 30 and paragraphs 112 and 113 of SOP 972 and to footnote 3 of SAB Topic 13(A), as applicable.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
August 14, 2009

The normal and customary payment terms of the telecommunications industry in China is six to twelve months. The Company generally offers up to six months of payment term for most customers except for larger customers in which a term of up to twelve months may be given depending on their credit situation.

Before a contact is signed, the representatives from the marketing, sales, business administration, financial, technology and R&D departments will conduct a meeting to discuss various matters including payment terms. In determining the payment terms, such representatives will consider the credit situation and payment history of the customers.  At inception of the sale arrangement, the payment terms policy as described in paragraph one is adhered to.

Extension of payment terms is only considered when the outstanding payments are overdue (i.e exceeded the payment term as stated in the sales contract). In this situation, we will review the credit situation of each of these customers to decide whether extended payment terms should be given or not.

As of December 31, 2008, 67% of the accounts receivable were given extended payment terms and 24 % of these accounts receivable were collected as of June 30, 2009.

Since the software services are customized, there is no risk of obsolescence. Therefore, we consider the contract fees as fixed and determinable notwithstanding that the payment terms may be extended.

The disclosure on page 29, 35 and F-14 of Amendment No. 2 has been revised to include the normal and customary payment terms.

*********

The Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Mr. Stephen G. Krikorian
Securities and Exchange Commission
August 14, 2009

Sincerely,

/s/ Regis Kwong

Regis Kwong
Chief Executive Officer